PRESS RELEASE

BANRO ANNOUNCES Q3 PRODUCTION RESULTS
Twangiza Performance Remains Strong as Namoya Presses Forward

Toronto, Canada – October 13, 2015 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its operating results for the third quarter of 2015.

Q3 OPERATIONAL HIGHLIGHTS
•	Twangiza produced 34,824 ounces of gold in the third quarter of 2015, a 28% increase over Q3 2014 (27,171 ounces in Q3 2014), for year-to-date production of 105,092 ounces of gold.
•	Namoya achieved average monthly stacking levels of approximately 149,000 tonnes in Q3 2015 as the mine continued to improve operational performance.
•	Throughput at the Twangiza process plant achieved 104% of the 1.7 million tonnes per annum (“Mtpa”) annualized design capacity.
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Twangiza and Namoya produced a combined 46,981 ounces of gold during Q3 2015, a 5% increase over the previous quarter or a year-to-date production of 137,028 ounces. This re- affirms the previously stated 2015 consolidated gold production guidance of 175,000 to 195,000 ounces.

“Twangiza is proving to be a very stable and reliable operation, having achieved more than a year of strong production. The ability to process significant levels of non-oxide material at high overall throughput levels also indicates the potential for continued incremental improvements with the existing plant. Meanwhile, Twangiza management is continuing to identify new opportunities for operational growth. Namoya made significant strides in heap leach processing over the third quarter, with stacking approaching 450,000 tonnes and an increase in stacked gold content of over 47% for the quarter. However, due to the lagging nature of heap leach gold production, the operation has not yet realized the full benefit in gold production. The first component of the new larger mining fleet was commissioned late in the quarter and is supporting improved access to additional mining faces and ore availability. This is a vital contribution to enhancing near term production," commented Banro President and CEO John Clarke.

Twangiza Update

Following the Company’s second quarter success in stabilizing production at design capacity, Twangiza management focused in the third quarter on evaluating the processing capabilities of the plant. This included the processing of ore with the ongoing blending of increased levels of non-oxide material while maintaining or exceeding throughput at design capacity. The Company performed multiple days of trials to test the throughput of pre-crushed non-oxide ore. The results demonstrated that throughputs greater than design capacity may be achievable with pre-crushed material. As expected, the recovery rates of the non-oxide feed were lower than those being regularly achieved and contributed to lower overall recoveries in the current quarter. These trials are being performed to evaluate potential enhancements to further utilize the existing plant in the future.

A focus on mining productivity has provided continued delivery of high grade ore to the process plant during the third quarter. The use of non-oxide ore, which generally retains a lower moisture content than the oxide ore, in the ore blend to the process facilities along with the benefits of the ROM Pad roof, are expected to support Twangiza’s performance through the rainy season, which generally arrives in September.

Twangiza poured 34,824 ounces of gold in the third quarter, bringing year-to-date production to 105,092 ounces of gold. This exceeds the low end of the original full-year production guidance for 2015. Twangiza is expected to be at or above the top end of the revised 2015 annual production guidance.

Preliminary 2015 third quarter production results for the Twangiza mine, in comparison to the same quarter of 2014 and the previous quarter in 2015, are as follows:

Operating Metrics	Units	Q3 2015	Q3 2014	% Change	Q2 2015	% Change	YTD 2015	YTD 2014	% Change
Total material mined	Tonnes	707,861	1,027,311	(31%)	770,162	(8%)	2,453,739	2,626,583	(7%)
Total ore mined	Tonnes	453,960	589,288	(23%)	548,175	(17%)	1,634,399	1,370,888	19%
Total ore milled	Tonnes	441,579	394,500	12%	428,661	3%	1,299,084	987,844	32%
Head grade	g/t Au	3.07	2.60	18%	3.01	2%	3.09	2.58	20%
Recovery	%	79.84	82.2	(3%)	82.2	(3%)	80.87	83.64	(3%)
Strip ratio	t:t	0.56	0.74	(24%)	0.41	37%	0.50	0.88	(43%)
Gold production	Ounces	34,824	27,171	28%	34,325	1%	105,092	68,739	53%

Namoya Update

Namoya’s ramp up to commercial production progressed over the quarter, with stacking levels averaging 149,000 tonnes per month for a total of 446,653 tonnes for the quarter. This represents an increase of 35% over Q2 2015 stacking levels of 330,267 tonnes. While monthly stacking levels in the third quarter increased over those achieved in June, they were below the design rate of 190,000 tonnes per month, due to restricted excavator availability. This in turn resulted in lower than planned ore production and waste removal.

These restrictions are being addressed with the commissioning of increased digging capacity in September, which represented the first component of the new, larger mining fleet. The low availability of ore from mining activities in the third quarter resulted in the processing of ore from low grade stockpiles, resulting in an average stacked grade of 1.67 g/t Au.

Contained gold stacked on the heap leach increased to approximately 24,000 ounces or about 48% over the previous quarter. However, due to heap leach operations requiring several months of percolation to fully recover the leachable gold, gold production in the quarter increased by only about 15%. Namoya poured 3,415 ounces in July, 4,233 ounces in August and 4,509 ounces in September for a third quarter of 2015 total of 12,157 ounces of gold.

Preliminary 2015 third quarter production results for the Namoya mine, compared to the previous quarter in 2015 and the same quarter of 2014, are as follows:

Operating Metrics	Units	Q3 2015	Q2 2015	Q3 2014
Total ore mined	Tonnes	356,651	253,113	101,402
Total ore stacked	Tonnes	446,653	330,267	150,304
Percentage of design capacity	%	69%	51%	23%
Head grade	g/t Au	1.67	1.53	2.11
Strip ratio	t:t	3.33	1.96	2.84
Gold production	Ounces	12,157	10,525	4,671

With Namoya showing significant improvement quarter over quarter, commercial production is expected by the end of 2015. The last components of the larger CAT 777 mining fleet are approaching the Democratic Republic of the Congo (the “DRC”) and expected to arrive on-site shortly with commissioning activities to begin shortly thereafter as the truck assembly process is well underway. With increased ore availability at Namoya, the operation expects to continue to build on improving ore stacking to well above the 69% of design capacity achieved in the third quarter.

The consolidated 2015 annual gold production at Twangiza and Namoya is expected to be within the production guidance of 175,000 to 195,000 ounces.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221 Ext. 3213
+1-800-714-7938 Ext. 3213
info@banro.com